                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No.1)


                        Geotek Communications, Inc.
                           ---------------------
                             (Name of Issuer)


                  Common Stock, par value, $.01 per share
           ----------------------------------------------------
                      (Title of Class of Securities)


                               3736541
                         ------------------------
                              (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13G

- -------------------                                         -----------------
CUSIP No. 3736541                                           Page 2 of 6 Pages
- -------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Arnhold and S. Bleichroeder, Inc.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [ ]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
5  SOLE VOTING POWER
          575,047
- --------------------------------------------------------------------------------
6  SHARED VOTING POWER
          0
- --------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
          575,047
- --------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
          0
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          575,047
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.0%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          IA,BD

==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!


SEC 1746 (9-88)
                                         Page 3 of 6 Pages

                                 SCHEDULE 13G


Item 1.

          (a)  Name of Issuer:

               Geotek Communications, Inc.

          (b)  Address of Issuer's Principal Executive Office:

               20 Craig Road
               Montvale, NJ 07645




Item 2.   Name of Person Filing

          (a)  Arnhold and S. Bleichroeder, Inc.

          (b)  Address of Principal Office:

               45 Broadway
               29th Floor
               New York, New York 10006

          (c)  Citizenship/Organization:

               New York


          (d)  Title Class of Securities:

               Common Stock, par value $.01 per share

          (e)  CUSIP Number:

               3736541

Item 3.   If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a


          (a) [X] Arnhold and S. Bleichroder, Inc. is a Broker-Dealer registered under Section 15 of the Act.


Item 4.   Ownership.

     The percentage of the Common Stock beneficially owned by the Reporting Person has been calculated based on the Issuer's representation that, as of June 14, 1996, there were 57,933,433 shares of Common Stock outstanding and, in addition thereto, assumes that all securities beneficially owned by the Reporting Person have been converted or exercised into Common Stock.

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                                                      Page 4 of 6 Pages

          (a)  Amount Beneficially Owned:

               575,047

          (b)  Percent of Class: 1.0%

          (c)  Number of Shares to Which Such Person Has:

                 (i)   Sole voting power - 575,047
                (ii)   Shared voting power -  0
               (iii)   Sole dispositive power - 575,047
                (iv)   Shared dispositive power - 0

Item 5.   Ownership of Five Percent or Less of a Class.

     As of the date of filing of this Amendment No. 1, the Reporting Person has ceased to be the beneficial owner of 5% or more of the Issuer's Common Stock. This Amendment No. 1 therefore constitutes a final filing.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7.   Identification and Classification of Members of the
          Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable. (See Item 9 below.)

Item 9.   Notice of Dissolution of Group.

     On June 20, 1996, Arnhold and S. Bleichroeder, Inc. (the "Reporting Person"), together with Renaissance Fund LDC, Todd Investments Limited, Stockton Partners, L.P., Charles Bronfman Family Trust, The Kolber Trust, S. Daniel Abraham, Continental Casualty Company, Goldman, Sachs & Co., BEA Associates and PEC Israel Economic Corporation (collectively, the "Other Investors"), acquired from the Issuer in a private placement certain securities that are convertible into, or exercisable for, the Issuer's common stock, par value $.01 per share ("Common Stock"). Accordingly, the Reporting Person and the Other Investors may be deemed to have acted in concert for the purpose of acquiring such securities and, therefore, to have constituted a "group" for purposes of Rule 13d-5(b) under the Act.

     The Reporting Person has no understanding or agreement with any of the Other Investors or with any other person to act in concert for the purposes of holding, voting, or disposing of the Common Stock or any equity securities of the Issuer. Accordingly, as of the date hereof, the Reporting Person is not a member of a "group" for purposes of Rule 13d-5(b) under the Act with respect to the Common Stock. All further filings with respect to transactions in the Common Stock will be filed, if required, by members of the group, in their individual capacity.

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                                                      Page 5 of 6 Pages



Item 10.  Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                                     Page 6 of 6 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  July 1, 1996


ARNHOLD AND S. BLEICHROEDER, INC.


By:---------------------------
Name:  Charles J. Rodriguez
Title: Senior Vice President